Exhibit 99.A

Schedule A

Directors of the Reporting Person

Directors	Business Address	Present Principal Occupation or Employment/Principal Business	Citizenship/Place of Organization
KEE WEE KIANG, KENNETH	9 Sundridge Park Road, Braddell Heights Estate, 358140, Singapore	Director	Singaporean
Yue Lei SHEN	1109 7 Bishop Ave, Toronto, On M2M 4J4, Canada	Director	Canadian
Wenwen FANG	Flat A, 10/F, Highcliff, 41D, Stubbs Road, Mid-Levels, Hong Kong	Director	Chinese